                               EXHIBIT 3.1

                                  AMENDED
                         ARTICLES OF INCORPORATION


     ARTICLE ONE. The name of the Cooperative is Dakota Cooperative Telecommunications, Inc.

     ARTICLE TWO. The cooperative is formed to engage in any activity within the purposes for which cooperative may be organized.

     ARTICLE THREE. The principal place of business of the cooperative and its principal office is Irene, Clay County, South Dakota 57037.

     ARTICLE FOUR. The affairs of the cooperative will be conducted by a board of directors. The number of directors will be as stated in the bylaws. The present members of the board of directors who have been or will hereafter be elected will hold office as provided by the bylaws.

NAMES OF PRESENT OFFICERS AND DIRECTORS                RESIDENCES
     Ross Benson                                       Hurley, SD 57036
     Dale Bye                 (Treasurer)              Gayville, SD 57031
     Edward Christensen, Jr.                           Freeman, SD 57029
     Jeff Goeman              (Vice President)         Lennox, SD 57039
     James Jibben             (President)              Chancellor, SD 57015
     Palmer O. Larson                                  Worthing, SD 57077
     John A. Roth                                      Parker, SD 57053
     John Schaefer            (Secretary)              Wakonda, SD 57073

     ARTICLE FIVE.

          (a) The amount of authorized capital stock of the cooperative will be $6,375,000.00. The stock will be divided as follows:

               CLASS         NO. OF SHARES       PAR VALUE PER SHARE
               common            15,000                 $5.00
               preferred         63,000               $100.00

          (b) No share will be issued for less than par value. No share will be issued unless it has been paid for in full, either in cash, property or the equivalent, as may be determined by the Board of

     Directors. No shareholder has any preferential, preemptive or other right to subscribe for or to buy any share of capital stock.

          (c) No shareholder is liable for the debts of the cooperative in any greater amount than his unpaid subscription.

          (d) Share of common stock are membership stock, and may be issued to any person who: 1) pays at least the par value, and 2) agrees to purchase service or equipment from the cooperative as specified in the bylaws, and 3) agrees to comply with and be bound by the charter and bylaws of the cooperative, and 4) agrees to comply with and be bound by any rules adopted by the Board of Directors.

          (e) No person may own more than one share of common stock of the cooperative. Each holder of common stock has one vote in the affairs of the cooperative.

          (f) Any person who desires to sell a share of common stock of the cooperative must first offer the share to the cooperative. The cooperative has the exclusive option to buy the share at par value within 30 days after the offer. If the cooperative does exercise its option to purchase within 30 days, the shareholder may then sell the share, but only to a person eligible for membership in the cooperative, and who has complied with the applicable provisions of the charter and bylaws of the cooperative. Shares of common stock acquired by the cooperative may be held as treasury stock, or may be transferred or issued to any person eligible for membership, and who complies with the applicable provisions of the charter and bylaws of the cooperative.

          (g) Ownership of the preferred stock will be evidenced by a preferred stock certificate. The certificate form will be determined by the Board of Directors. The certificates will be signed by the President and the Secretary.

          (h) Holders of preferred stock do not thereby have voting rights in the affairs of the cooperative.

          (i) Upon dissolution or distribution of the entire assets of the cooperative the holders of preferred stock will receive par value for their stock before any distribution is made on the common stock.

          (j) No dividends may be paid on common stock. The rate of dividend if any, on preferred stock may be fixed by the Board of Directors.

     ARTICLE SIX. A director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for


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breach of fiduciary duty as a director; provided, however, that this provision does not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its shareholders for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any violation of
Section 47-5-15 to 47-5-19, inclusive, of the South Dakota Codified Laws, 1983 Revision, as amended, or for any transaction from which the director derived an improper personal benefit.










































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